August 12, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:     Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Amendment No. 3 to Schedule 14A Filed July 29, 2010 Form 10-K/A Filed May 3, 2010 Form 10-Q Filed May 24, 2010 File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated August 9, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Form 10-K/A Filed May 3, 2010
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52
1.	We have reviewed your response to our prior comment two and have the following comments:
•	With respect to the first bullet, you state a “thorough analysis was performed on fiscal years ended December 31, 2006, 2007 and 2008”. It is our understanding that you ultimately did not factor these periods into your discounted cash flows analysis. Please tell us if this is correct and if so, clarify why these periods were not utilized. If this is not correct, please clarify how the historical operations or the resulting assumptions are utilized in your discounted cash flows analysis.
o	The historical analysis of JPI was done to provide a basis for evaluating the reasonableness of the forecast, which is integral to DCF analysis. Based on prevailing valuation theory and applicable professional standards, a historical analysis is essential to understand the operating characteristics of JPI and to assess and estimate its projections. Accordingly, a thorough historical analysis was performed and it served as the basis for developing the forecast that was used in the DCF valuation model. For example, it was noted from the historical analysis that JPI’s gross margin over the prior three years had averaged approximately 55% but had declined slightly for the LTM period to approximately 48%. Accordingly, the gross margin for the forecast period was set at 50%, which was considered reasonable based on the historical analysis.
•	With respect to your response to the second bullet, your response contradicts your July 13, 2010 response letter where you state “Operating results for the year ended September 30, 2009 and Budget results for the fiscal years ended December 31, 2009 and 2010 provided the basis for our estimate of future cashflows.” Please advise.
o	Pursuant to your comment, we noted that we inadvertently described the wrong periods in our original response dated July 13, 2010, but the information was subsequently corrected in our response dated August 4, 2010, which contains the correct information.
•	With respect to part (iii) of the third bullet, please clarify for us and in your disclosure the date the manufacturing line was placed back into service. Further, please tell us how the extended loss of the manufacturing line was factored into the projected sales in 2010 of $25 million.
o	As disclosed in our Form 10Q for the quarter September 30, 2009, the small injectible line received cGMP recertification and JJB resumed operations of the line in the second quarter of 2009. Although the line was out of service for approximately one year, since they received the certification in 2009 and the certification is valid for a 5 year period, management in China developed a forecast for 2010 which included products manufactured on the small injectible line.
•	With respect to the fourth bullet, it is unclear how the company determined that certain companies were considered to be comparable, given their size, market capitalization and stage of development. Please provide further support for how you concluded that these companies are similar, or revise your analysis accordingly. Further, please revise your disclosure which indicates that the companies utilized were similar in size to JPI.
o	We determined what companies were comparable to ours by utilizing the market approach, specifically the guideline public company method, which we believe requires us to perform the following analysis.

MARKET APPROACH
The Market Approach involves applying valuation multiples that are derived from an analysis of similar publicly traded companies or precedent transactions to the operating data of the subject company to arrive at a market-based indication of value. Valuation multiples are derived from the operating data of these “guideline companies” and then evaluated and adjusted to reflect relative strengths and weakness between the guideline companies and the subject company. We examined several publicly traded companies that were considered reasonably similar in terms of line of business, size and other macro and micro economic factors affecting growth and profitability.
Market Approach — Guideline Public Company Method
The Guideline Public Company Method begins by comparing the subject company to publicly traded companies involved in the same or similar line of business. Next, valuation multiples are derived from the operating data of these guideline companies. These multiples are then evaluated and adjusted to reflect relative strengths and weakness between the guideline companies and the subject company. Lastly, selected multiples are applied to the operating data of the subject company to arrive at a market-based indication of value.
Selection of Guideline Companies
The Internal Revenue Service addressed the need to consider several relevant factors in determining which publicly traded companies should be considered comparable. Revenue Ruling 59-60 states that one of the primary factors to consider in selecting a comparable public company is the “...market price of stocks engaged in the same or similar line of business having their stocks traded actively in a free and open market.” Although this is the only restrictive requirement in the ruling, it goes on to say, “...it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible be obtained.” Note, however, that there is no need for guideline companies to be exactly the same but only “similar.”
Accordingly, we first sought to identify publicly traded companies that operated in the same or similar line of business as JPI. Specifically, we conducted a search that included target companies within SIC Code 2834 (Pharmaceutical Preparations). Products of this industry consist of two important lines, namely: (1) pharmaceutical preparations promoted primarily to the dental, medical, or veterinary professions, and (2) pharmaceutical preparations promoted primarily to the public.
Overview Jade Pharmaceuticals
Jade Pharmaceuticals Inc, (JPI) is the holding company of operating unit, Jiangxi Biochemical Pharmacy Co. Ltd (JJB), a vertically integrated Chinese pharmaceutical company that focuses on the development, manufacturing, distribution and sales of high quality medical diagnostic products, biochemical, generic pharmaceuticals, nutritional supplements, and cosmetics throughout the mainland Chinese marketplace and abroad.

As of the valuation date, JPI employed approximately 240 people and maintained 52 licensed products produced in two separate, Government certified manufacturing facilities encompassing 51 acres of land and approximately 200,000 square feet of manufacturing facilities in Shangrao, Jiangxi Province, China.
JPI has been in business for several years, has an established product line and has established distribution channels and a customer base.
Overview of Guideline Public Companies
Our search criteria included, in addition to primary SIC Code, the size of the company (i.e., approximately +/- 10x revenue), a review of the description of business and products sold, along with an analysis of other quantitative and qualitative factors to confirm similarity.
We initially identified 10 publicly traded companies that operated in the same or similar line of business as JPI, based on their primary SIC Code, and which possessed operating characteristics similar to those of the Company. Of this initial group, we narrowed the field to 5 companies that we considered comparable based on a number of operating factors and financial measures (the “Guideline Companies”). These Guideline Companies are described below.
American Oriental Bioengineering (AOB)
American Oriental Bioengineering, Inc. engages in the development, manufacture, and commercialization of a range of pharmaceutical and healthcare products. The company’s principal prescription pharmaceutical products include an anti-viral injection for treating respiratory infections, bronchitis, and tonsillitis;
China Sky One Medical (CSKI)
China Sky One Medical Inc., through its subsidiaries, develops, manufactures, markets, and sells over-the-counter branded nutritional supplements, and over-the-counter plant and herb-based pharmaceutical and medicinal products primarily in the People’s Republic of China.
China Biotics (CHBT)
China-Biotics, Inc. engages in the research, development, production, marketing, and distribution of probiotics products in the People’s Republic of China. Its products contain live microbial food supplements, which affect the host by improving its intestinal microbial balance.
SinoVac (SVA)
Sinovac Biotech Ltd., a biopharmaceutical company, focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases in China. Its portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses.

WuXi PharmaTech Inc (WX)
WuXi PharmaTech (Cayman) Inc., through its subsidiaries, operates as a pharmaceutical, biotechnology, and medical device research and development outsourcing company in the People’s Republic of China and the United States. The company provides laboratory services for pharmaceutical companies, which include discovery and medicinal chemistry, analytical chemistry, discovery biology, safety pharmacology, bioanalytical services, process research, formulation, and toxicology services.
Comparability Analysis
In determining comparability of the guideline companies, we reviewed the description of business along with various financial measures including the following five factors:
1.	Size of the Company — We sought to identify companies that had approximately within +/- 10x the revenue of JPI. Revenues of the Guidelines Companies ranged from approximately $60 million on the low end (SVA) to approximately $280 million on the high end (AOB). Considering that JPI’s 2008 revenue was approximately $26 million and was expected to return to this level in 2010, the Guideline Companies were found to be approximately within +/- 10x JPI’s revenue, and this would suggest selection of a multiple at or near the median of the observed multiples. We noted that there was no correlation between the magnitude of the observed multiples and the size of the company, as measured by either revenues or market capitalization. When the two largest firms were removed from the analysis, there was no appreciable difference in the mean or the median observable multiples.

2.	Growth — JPI’s revenue grew from 2006 to 2007 at a compound annual rate of 144.3% and from 2007 to 2008 by 107.1%, until 2009 when it experienced a manufacturing problem that curtailed growth. Notwithstanding that curtailment, growth is expected to resume revenue growth at approximately 12.5% in 2010 and beyond. By comparison, the average revenue growth of the Guideline Companies was calculated and found to be 12.1%, which would suggest selection of a multiple at or near the median of the observed multiples.

3.	Liquidity — We used the Current Ratio method, which is one of the most common measures of liquidity and is determined by dividing current assets by current liabilities and measures the ability of a company to meet its short-term obligations. In this case, we measured JPI’s core working capital assets, including cash, accounts receivable and inventory, against its short-term obligations including accounts payable and other accrued liabilities. This analysis indicated that JPI’s Current Ratio has ranged between 0.8x and 5.1x over the three fiscal years ended December 31, 2008. For the LTM period, the current ratio stood at 5.3x. This indicates that JPI has $5.30 in current assets that it could liquidate for cash for every $1.00 in current liabilities that would become due within one year, which suggests that it currently has very strong liquidity and working capital resources with which to conduct its business. By comparison, the average current ratio of the Guideline Companies was calculated and found to be 2.9x, which would suggest selection of a multiple at or above the median of the observed multiples.

4.	Profitability — Over the past 3 fiscal years, and including the LTM period, JPI’s gross margin has averaged 55.5%. By comparison, the average gross margin of the Guideline Companies was calculated and found to be 56.2%, which would suggest selection of a multiple at or near the median of the observed multiples.

5.	Financial Leverage — Total Assets/Total Equity (“Debt Ratio”) – This ratio is derived by dividing total assets by total shareholders’ equity and is a measure of the level of indebtedness of a company. The analysis indicated that JPI’s Debt Ratio for the LTM period was 3.3x. By comparison, the debt ratio of the Guideline Companies was calculated and found to be approximately 1.5x, which would suggest selection of a multiple at or above the median of the observed multiples.
Market Multiple Analysis
Market multiples were derived for the Guideline Public Companies using the latest twelve month financial data available as of the Valuation Date. Since the companies had capital structures different from that of the Company, we developed market multiples that permit a comparison without adjustments for differences inherent in varying degrees of financial leverage. Thus, multiples were derived based on an Enterprise Value or Total Invested Capital basis. Total Invested Capital (“TIC”) is defined as the market value of a company’s equity plus the book value (market value if available) of the company’s interest bearing debt and preferred stock less excess cash. Considering JPI has positive operating earnings, we developed multiples as a function of Revenue, Gross Profit, and EBITDA considering these to be most reliable indicators of value. These measures are accepted as generally recognized metrics of performance and are consistently used by analysts who report publicly on the condition and performance of publicly traded companies. Moreover, these measures are widely used in the middle-market investment banking and M&A marketplace when determining value as a basis for a sale of a company or financing transaction.
The market multiples derived in the analysis provide an indication of the amount investors in the marketplace are willing to pay for each dollar of a comparable firm’s revenue, gross profit and operating cash flow, respectively. In applying the EV/EBITDA multiple to the latest twelve month EBITDA of JPI, for example, it is assumed that the best indication of value for JPI is in the price other investors are willing to pay for a comparable company’s operating cash flow.
The analysis of the Guideline Public Companies indicated multiples for EV/Revenue ranging from 1.1x to 4.9x, with a mean of 3.2x and a median of 3.9x; multiples for EV/Gross profit ranging from 1.8x to 10.5x, with a mean of 6.1x and a median of

7.3x; and multiples for EV/EBITDA ranging from 3.7x to 11.8x, with a mean of 8.1x and a median of 10.2x.
These multiples were then evaluated and adjusted based on several quantitative factors including size, growth, profitability and leverage, to the extent this information was available. Based on our analysis, it was apparent from the dispersion of observations that a mid-point between the mean and median values was the most reliable indicator of value for all of the multiples examined. However, based on the history of operating cash flow, we elected to apply only the EV/EBITDA multiple, because we considered this measure to be the most reliable indicator of what an arms-length buyer would be willing to pay for the business. The EV/EBITDA multiple was then applied to the normalized latest twelve month EBITDA of JPI to generate an indication of value. The results of this analysis appear on the following page.
Based on this analysis, the indicated fair value of a one hundred percent (100%) common equity interest in JPI, as of September 30, 2009, is reasonably expressed as $40.7 million (rounded). The following table presents the results of this analysis:
As of September 30, 2009

										Selected
Valuation Multiples:	AOB	CSKI	CHBT	SVA	WX	Range		Mean	Median	Multiple[1]
EV/Revenue	1.1	1.8	4.3	4.9	3.9	1.1	4.9	3.2	3.9	3.5
EV/Gross Profit	1.8	2.9	7.3	8.1	10.5	1.8	10.5	6.1	7.3	6.7
EV/EBITDA	3.7	4.6	10.2	10.4	11.8	3.7	11.8	8.1	10.2	9.2

	LTM	Selected	EV		Weighted
Market Approach - Guideline Companies:	2009	Multiple	Value[2]	Weight	EV Value
EV/Revenue	$13,272,790	3.5	$47,013,908	0.0%	$0
EV/Gross Profit	$6,355,997	6.7	$42,509,699	0.0%	$0
EV/EBITDA	$5,301,796	9.2	$48,748,373	100.0%	$48,748,373

Indicated Enterprise Value	$48,748,373
Less: Total Funded Debt as of September 30, 2009	8,014,234

Indicated Equity Value as of September 30, 2009 (Rounded)	$40,700,000

1.	Selected Multiples based on comparability analysis and excludes outliers.

2.	EV = Enterprise Value, which is defined as the market value of common equity plus book value of interest bearing debt and preferred stock less excess cash, and is equivalent to Total Invested Capital.
•	With respect to the sixth bullet, please revise your proposed disclosure to include the assumption used for cost of debt, cost of equity, and the market-based valuation multiple. Lastly, please tell us and clarify in your proposed disclosure why and whether you had information at the valuation that caused you to believe that the human placenta extra products would have an early 2011 launch date. Based upon information provided to us by consultants hired specifically to assist us with the development of JPI’s products, as well as our own internal personnel as of the valuation date, we estimated the launch of the products to be in early 2011.
o	Pursuant to your comment we shall add the following language to our disclosure:
•	Cost of Debt – An examination of the industry’s cost of debt as reflected by an examination of similar sized companies indicated that an appropriate rate on long-term debt was best provided for by examining the Moody’s Ba1

(speculative grade) rate as of the Valuation Date, which was found to be an after tax cost of debt of 5.82%.

•	Cost of Equity – The cost of equity was determined to be 22.58% and included the following variables:
o	Risk free rate: 4.02%

o	Equity risk premium: 6.47%

o	Small stock risk premium: 5.82%

o	Beta: 1.66x (which was based on an analysis utilized an industry beta derived from a selection of comparable companies as well as by sector)

o	Subject Company Risk Premium: 2%

o	The Company intended to produce and market a variety of cosmetic products based on concepts originally developed by JPI. To develop these products, we retained various consultants to:
1.	Develop packaging;

2.	Obtain trademarks for the HPE based products; and,

3.	We also retained an independent laboratory to assist in the formulation of the products.
Based on input from these consultants, as well as internally developed timelines, we determined that a 2011 launch date was reasonable. Based upon information provided to us by consultants hired specifically to assist us with the development of JPI’s products, as well as our own internal personnel as of the valuation date, we estimated the launch of the products to be in early 2011.
Pursuant to these comments, we revised the “Deconsolidation” section of Note 1 to our financial statements for the year ending December 31, 2009. The revised section is attached as Exhibit A hereto.
We understand that you may have additional comments and thank you for your attention to this matter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law
Cc: Mr. Douglas C. MacLellan

Exhibit A
   Deconsolidation
     During the third quarter of 2009, it became apparent to the Company’s management that the working relationship with management of its operations in China was becoming increasingly strained. Accordingly, the Company deemed it appropriate to seek alternative means of monetizing its investment. There were several issues that caused the Company to conclude accordingly, including, but not limited to:
•	Lack of timely responses by the management in China to requests by Company management for financial information;
•	Lack of responsiveness by management in China to requests for transfer of Company funds to bank accounts under corporate control;
•	Lack of timely communication with Corporate management concerning significant decisions made by management in China concerning the disposal of the YYB subsidiary; and
•	Lack of timely communication with corporate officers concerning operations in China.
     Effective September 29, 2009 (the “Effective Date”), based on unanimous consent of the Company’s board of directors and an executed binding agreement (the “Agreement”) between the Company and Henry Jia, Frank Zheng and Yuan Da Xia (collectively, the “JPI Shareholders”), the Company deconsolidated all activity of JPI.
     Based on the Agreement and in accordance with current accounting guidelines, the Company deconsolidated JPI as of the date the Company ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, the Company agreed to exchange its shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, relinquished all rights to past and future profits, surrendered our management positions and agreed to non-authoritative minority role on its board of directors.
     Based on the Company’s evaluation of current accounting guidance, it was determined that the Company did not maintain significant influence over the investee and, accordingly, has recorded such investment in accordance with the cost method. Although, the Company maintains significant economic ownership in JPI, based on its evaluation of its lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, the Company concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.
     In accordance with current accounting guidance, the Company has recorded the investment in JPI at its fair value as of the date of deconsolidation and recorded a loss in the statement of operations based on the difference between the fair value of the consideration received, the fair value of the retained noncontrolling interest and the carrying amount of JPI’s assets and liabilities at such date (as detailed below):

Consideration Received	$3,405,946	(1)
Fair value of non-controlling interest	20,500,000	(2)

	23,905,946
Net assets of JPI	(25,859,462	)(3)

Loss on deconsolidation	$(1,953,516)

(1)	Consideration consisted of the following:
a.	As part of the Agreement, the Company agreed to exchange loans and advances to JPI totalling $5,350,000 for a 6% convertible promissory note from JPI. These amounts were previously classified as inter company balances and eliminated in consolidation. The exchange, including final payment terms of the convertible promissory note, are expected to be finalized in fiscal 2010. Due to the Company’s evaluation of the collectibility of these amounts. The Company has recorded a reverse of $2,675,000 against the amount due from JPI.

b.	$730,946 of salaries and related interest which were accrued by the Company and will be exchanged for 730,946 shares of JPI common stock.

(2)	Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2010, the most significant assumptions, include the following:
•	Sales growth – based on management’s expectations and historical analysis, which included 2010 sales of approximately $25M and growth at a rate of 12.5% for 2011 and 2012 and 10% for 2013 and 2014. The estimated sales volumes were based on JPI’s currently manufactured products and also its human placenta extract (“HPE”) products with an early 2011 launch date. The timeline for the launch of our HPE products was determined by our internal personnel and consultants hired specifically to assist with the development of such product

•	Cost of sales/Gross Margin – Based on historical analysis and management expectations

•	Selling, General and Administrative Expenses – Based on historical analysis and management expectations

•	Comparable Public Companies – Based on the same or similar line of business and various other quantitative and qualitative characteristics.

•	Risk adjusted weighted average cost of capital (“WACC”) – A WACC of 17.7% was utilized.

•	Long term growth rate: we assumed a long term growth rate of 6%

•	Terminal value: Determined to be $57M which was based on a forecasted EBITDA in 2014 multiplied by a market based valuation multiple.

•	Product revenue: The analysis included JPI’s currently manufactured products and also human placenta extract products with an early 2011 launch date.

•	Cost of Debt – An examination of the industry’s cost of debt as reflected by an examination of similar sized companies indicated that an appropriate rate on long-term debt was best provided for by examining the Moody’s Ba1 (speculative grade) rate as of the Valuation Date, which was found to be an after tax cost of debt of 5.82%.

•	Cost of Equity – The cost of equity was determined to be 22.58% and included the following variables:
•	Risk free rate: 4.02%

•	Equity risk premium: 6.47%

•	Small stock risk premium: 5.82%

•	Beta: 1.66x (which was based on an analysis utilized an industry beta derived from a selection of comparable companies as well as by sector)

•	Subject Company Risk Premium: 2%

•	Discounts – The Company evaluated discounts related to the following:
•	Lack of control

•	Lack of marketability
Since JPI has historically had relatively stable, positive cash flows and there was good comparable company data, equal weight to both the income and market approaches to determine the fair value of JPI’s equity were used. The income approach included a multi-period discounted cash flow (“DCF”) model that utilized a five year forecast (2010 through 2014) based on JPI’s expected organizational structure beyond September 30, 2009 and derived net cash flows from that forecast, and then applied a risk-adjusted discount rate based on the weighted average cost of capital to arrive at an indication of fair value. The market approach included an examination of comparable public companies from which market-based valuation multiples were derived and then applied to the JPI’s 2009 latest twelve month’s (ended September 30, 2009) revenue, gross profit, and earnings before interest, taxes, depreciation and amortization to arrive at an indication of fair value. First, we identified publicly traded companies that operated in the same or similar line of business as JPI. Specifically, those comparable publicly traded companies within SIC Code 2834 (Pharmaceutical Preparations). In addition to those companies with the appropriate primary SIC Code; the Company compared the revenues of the comparable public companies, the description of business and products sold, growth rates, liquidity, profitability and other quantitative and qualitative factors to confirm similarity. Based on the history of operating cash flow, we elected to apply an average EBITDA multiple of the comparable companies, as we considered this measure to be the most reliable indicator of what an arms-length buyer would be willing to pay for the business. The EBITDA multiple was then applied to the normalized latest twelve month EBITDA of JPI to generate an indication of value.
The total valuation discount applied to the minority interest consists of the combined effects of lack of control and lack of marketability. It was determined that the aggregate discount for lack of control and lack of marketability for the Company’s interest in JPI was 40.0%. The discount for lack of control reflects the difference in benefits of control ascribed to a closely held controlling interest versus a closely held minority interest. The discount for lack of marketability reflects the lack of liquidity or ready marketplace in which to sell the interest.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.

(3)	The net assets of JPI consisted of the following:

Cash	$53,658
Other current assets	18,920,177
Property and equipment	9,381,118
Other long term assets	3,464,715

Total assets	$31,819,668

Current portion of notes payable	$(2,673,154)
Other current liabilities	(1,122,936)
Other comprehensive income	(2,164,116)

Total liabilities	$(5,960,206)

Net Assets	$25,859,462

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 has been presented as if the deconsolidation had occurred on January 1, 2009:

	Year Ended	Pro Forma	Pro forma
	December 31, 2009 [1]	Adjustments [2]	Results[3]
Net revenues	$8,627,669	$(8,469,652)	$158,017
Cost of sales	5,360,213	(5,322,542)	37,671

Gross profit	3,267,456	(3,147,110)	120,346

Operating expenses:
Research and development	563,690		563,690
Selling, general and administrative	10,936,789	(4,371,596)	6,565,193

	11,500,479	(4,371,596)	7,128,883

Income (loss) from operations	(8,233,023)	1,224,486	(7,008,537)

Other income (expense):
Interest and other income (expense), net	(328,071)	(310)	(328,381)
Change in fair value of derivative liabilities	648,313		648,313
Loss on deconsolidation (4)	(1,953,516)		(1,953,516)
Interest expense	(2,596,606)	173,335	(2,423,271)

Total other income (expense), net	(4,229,880)	173,025	(4,056,855)

Income (loss) from continuing operations before provision for income taxes	(12,462,903)	1,397,511	(11,065,392)
Provision for income taxes	19,115		19,115

Income (loss) from continuing operations	$(12,482,018)	$1,397,511	$(11,084,507)

[1]	Represents the Company’s actual (as reported) consolidated results of operations for the year ended December 31, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. See Note 13 for additional information related to JPI’s operations. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company agreed to exchange its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the year ended December 31, 2009. The pro forma results do not necessarily represent the actual results that would have been achieved had the companies been deconsolidated at the beginning of the year, nor may they be indicative of future operations.

[4]	As noted above, this table assumes an effective date of January 1, 2009. Accordingly, while the activity for the year ended December 31, 2009 would be eliminated, the recording of the deconsolidation would result in a loss on January 1, 2009 and result in a loss being recorded for the year ended December 31, 2009.